Exhibit 99.1

Basel Medical Group Ltd (BMGL) Prices Registered Direct Offering

Singapore, October 8, 2026 (GLOBE NEWSWIRE) — Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”) today entered into a placement agency agreement with Cathay Securities, Inc., as the placement agent (the “Placement Agent”), as well as a securities purchase agreement with certain purchasers, pursuant to which the Company will issue and sell 6,000,000 units (the “Units”), at a public offering price of US$1.33 per Unit, each consisting of one ordinary share with no par value (each an “Ordinary Share” and collectively the “Ordinary Shares”) or one Pre-Funded Warrant (defined below) of the Company, and one warrant (“Common Warrant”), each to purchase one Ordinary Share.

The Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “BMGL”. The Common Warrants and Pre-Funded Warrants will not be listed or quoted on any exchange. The total gross proceeds to the Company from the offering, before deducting commissions and offering expenses, will be US$7.98 million. The Company estimates that its net proceeds from this offering will be approximately US$7.28 million. The Ordinary Shares issued and to be issued upon warrant exercise and pursuant to this offering are registered pursuant to the Company’s effective registration statement on Form F-1 (File No. 333-298988) (the “Registration Statement”) and will be freely tradeable without restriction following the closing of this offering.

Each Common Warrant is exercisable immediately on the date of issuance at an exercise price per share equal to 110% of the public offering price of each Unit sold in this offering and will expire five years from the date of issuance. A holder of Common Warrants may, at any time following the closing of this offering within the exercise period and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero cash exercise price option, in which the holder will receive the number of Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration, or a total of 6,000,000 additional Ordinary Shares in the aggregate. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants. If all of the 6,000,000 Common Warrants offered to investors in this offering are exercised on a zero cash basis, an aggregate of 6,000,000 Ordinary Shares would be issued upon such zero cash exercise without payment to us of any additional cash.

Each purchaser who purchased Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of our outstanding Ordinary Shares, were offered the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one Ordinary Share, each a “Pre-Funded Warrant”) and one Common Warrant. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Ordinary Share. The purchase price of each Unit that includes a Pre-Funded Warrant is the final Unit offer price less US$0.01, and the remaining exercise price of each Pre-Funded Warrant will equal US$0.01 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Immediately prior to this offering, the Company had a total of 1,582,111 Ordinary Shares issued and outstanding. Immediately upon the completion of the offering, the Company will have a total of 7,582,111 Ordinary Shares issued and outstanding and a total of 6,000,000 Common Warrants issued and outstanding.

The Company and all of our executive officers, directors and certain shareholders beneficially owning 5.0% or more of our ordinary shares prior to this offering have entered into lock-up agreements in connection with the offering. Under these agreements, the Company and each of these persons may not, without the prior written approval of the Placement Agent, offer, sell, contract to sell or otherwise dispose of or hedge Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of 180 days for the Company and 180 days for the executive officers, directors and such shareholders, after the date of the closing of this offering. The Company has agreed that, for a period of 180 days following the closing date of this offering, it will not, without the prior written consent of the Placement Agent, directly or indirectly issue, offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any Ordinary Shares or any securities convertible into, exercisable for, or exchangeable for Ordinary Shares, other than a prospectus filed with the Commission pursuant to Rule 424(b) in connection with this offering, supplements or amendments to registration statements or supplements previously filed. The Company has also agreed that, during the same 180 days, it will not enter into or consummate any financing or capital-raising transaction, including any equity line of credit, equity financing, convertible bond, convertible note, other equity-linked financing, or variable rate transaction, without the prior written consent of the Placement Agent.

Cathay Securities, Inc. is acting as exclusive placement agent in connection with this offering. Sichenzia Ross Ference Carmel LLP is acting as counsel to the Company regarding U.S. securities law matters. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel for the placement agent.

The securities described above are being offered pursuant to the Registration Statement, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2026. The offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the offering has been filed with the SEC. Copies of the final prospectus relating to the offering, when available, may be obtained from Cathay Securities, Inc., 40 Wall Street, Suite 3600, New York, NY 10005, Attention: Shell Li, or by calling +1 855-939-3888, by email request to service@cathaysecurities.com.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine, orthopedic procedures and surgery, as well as neurosurgical treatments, executive health screening services, occupational medicine, rehabilitation, mental and women’s health and general medical practices. Our operations are based in Singapore, with our clinics being located at Suntec City Mall, Macpherson Road, Toa Payoh, Margaret Drive, Tampines, Gateway East and Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a wide corporation clientele, particularly those in the construction, marine and oil & gas industries, which underpin our robust business model. As an medical service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, increasing expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, general practitioners, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

Phone: +65 6291 9188

E-mail: contact@baselmedical.com

Website: www.baselmedical.com